SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

BANK ONE TRUST COMPANY, NA
(Exact name of trustee as specified in its charter)

A National Banking Association	31-0838515
(I.R.S. employer identification number)
100 East Broad Street, Columbus, Ohio	43271-0181
(Address of principal executive offices)	(Zip Code)

Bank One Trust Company, NA
100 East Broad Street
Columbus, Ohio 43271-0181
Attn: Christopher Holly, Vice President, (312) 732.1643
(Name, address and telephone number of agent for service)

Target Corporation
(Exact name of obligor as specified in its charter)

Minnesota	41-0215170
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
1000 Nicollet Mall Minneapolis, Minnesota	55403-2467
(Address of principal executive offices)	(Zip Code)

Debt Securities
(Title of Indenture Securities)

Item 1.	General Information. Furnish the following information as to the trustee:
(a) Name and address of each examining or supervising authority to which it is subject.
Comptroller of Currency, Washington, D.C.; Federal Deposit Insurance Corporation, Washington, D.C.; The Board of Governors of the Federal Reserve System, Washington D.C.
	(b)	Whether it is authorized to exercise corporate trust powers.
The trustee is authorized to exercise corporate trust powers.
Item 2.	Affiliations With the Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.
No such affiliation exists with the trustee.
Item 16.	List of exhibits. List below all exhibits filed as a part of this Statement of Eligibility.
	1.	A copy of the articles of association of the trustee now in effect.
	2.	A copy of the certificates of authority of the trustee to commence business.
	3.	A copy of the authorization of the trustee to exercise corporate trust powers.
	4.	A copy of the existing by-laws of the trustee.
	5.	Not Applicable.
	6.	The consent of the trustee required by Section 321(b) of the Act.
	7.	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.
	8.	Not Applicable.
	9.	Not Applicable.

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Bank One Trust Company, NA, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago and State of Illinois, on the 20th day of February, 2002.

Bank One Trust Company, NA, Trustee
By	/s/ Christopher Holly Assistant Vice President